SUTHERLAND ASBILL & BRENNAN LLP

1275 Pennsylvania Ave., NW

Washington, DC  20004-2415

202.383.0100  Fax 202.637.3593

www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: cynthia.beyea@sutherland.com

August 24, 2012

VIA EDGAR

Bo J. Howell, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Re:	AmericaFirst Quantitative Funds Pre-Effective Amendment Number 1 File Nos. 333-179594 and 811-22669

Dear Mr. Howell:

On June 29, 2012, AmericaFirst Quantitative Funds (the “Trust”) filed a pre-effective amendment to its registration statement on Form N-1A.  On July 13, 2012, you provided comments to me during a telephone call.  On behalf of the Trust, those comments are set forth below along with the Trust’s response to each comment.

Comment 1:  Currently, Fundamental Investment Policy (g) states that the “AmericaFirst Defensive Growth Fund may invest more than 25% of its total assets in either or both the consumer staples and healthcare industries.”  It is not permissible to have the ability to either concentrate or not concentrate.  If the Fund wishes to be able to concentrate in the consumer staples and healthcare industries, it must have a fundamental policy requiring it to do so.

Response:  The relevant portion of Fundamental Policy (g) has been revised to read as follows:

“except that the AmericaFirst Defensive Growth Fund will concentrate its investments in the consumer staples and healthcare industries.”

Comment 2:  In your response letter filed with the Securities and Exchange Commission as correspondence on June 29, 2012, you stated in response to Comment 9 that “The ‘Other Expenses’ line item does not include an estimate of the dividends received because there were no short sale dividends paid during the previous fiscal year for the predecessor fund.” Please note that the estimate here must be forward-looking.  If it is expected that there will be no dividends received from short sale transactions in the coming year, please confirm that in your response.  If dividends from short sale transactions are expected, please include an estimate in the table.

Response:  It is not anticipated that there will be dividends received from short sale transactions in the coming year.

Comment 3:  The last column heading in the table that sets forth information about the Disinterested Trustees has been revised to delete the phrase “During the Past Five Years.”  Please reinstate that phrase and confirm that the column accurately reflects the required information.

Response:  The column heading has been revised to reinstate the language that was accidentally deleted.  The information in the column does reflect each Trustee’s other directorships held over the past five years.

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We hope that the foregoing has been responsive to your comments.  If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0472 or Steve Boehm at 202-383-0176.

/s/Cynthia R. Beyea

Cynthia R. Beyea

cc:	Rick Gonsalves, AmericaFirst Robert Roach, AmericaFirst Steven Boehm, Sutherland